UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(MARK ONE)

☒  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2000

OR

☐  Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required) for the Transition Period from ___________ to _____________

Commission file number 1-09100

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gottschalks Inc. Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Gottschalks Inc.
7 River Park Place East
Fresno, CA 93720
(559) 434-4800

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gottschalks Inc.

Retirement Savings Plan

Date: June 30, 2001

By /s/ Michael S. Geele

Senior Vice President/Chief Financial Officer

Gottschalks Inc.
Retirement Savings Plan
Financial Statements
December 31, 2000 and 1999

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

Financial Statements
December 31, 2000 and 1999

INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
Gottschalks Inc.
Retirement Savings Plan

We have audited the financial statements of the Gottschalks Inc. Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

By /s/ Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 7, 2001

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                          December 31,
                                                    ------------------------
                                                       2000         1999
                                                    -----------  -----------
Assets:
   Investments, at fair value                      $23,743,043  $20,244,575
   Participant loans                                   901,357      811,891
                                                    -----------  -----------
      Assets held for investment purposes           24,644,400   21,056,466

   Employer's contribution receivable                  222,587      106,325
                                                    -----------  -----------
Net assets available for benefits                  $24,866,987  $21,162,791
                                                    ===========  ===========

See notes to financial statements.

GOTTSCHALKS INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                        Years ended December 31,
                                                       ------------------------
                                                          2000         1999
                                                       -----------  -----------
Additions to net assets attributed to:
   Investment income (loss):
      Dividends and interest                          $ 1,364,392  $   583,236
      Net realized and unrealized appreciation
         (depreciation) in fair value of investments   (3,946,481)   2,029,012
                                                       -----------  -----------
                                                       (2,582,089)   2,612,248
                                                       -----------  -----------
   Contributions:
      Participants'                                     7,351,572    3,120,929
      Employer's                                        1,045,661      532,059
                                                       -----------  -----------
                                                        8,397,233    3,652,988
                                                       -----------  -----------
         Total additions                                5,815,144    6,265,236
                                                       -----------  -----------
Deductions from net assets attributed to:
   Withdrawals and distributions                       (1,986,746)  (1,920,349)
   Administrative expenses                               (124,202)     (98,629)
                                                       -----------  -----------
         Total deductions                              (2,110,948)  (2,018,978)
                                                       -----------  -----------
Net increase in net assets                              3,704,196    4,246,258

Net assets available for benefits:
   Beginning of year                                   21,162,791   16,916,533
                                                       -----------  -----------
   End of year                                        $24,866,987  $21,162,791
                                                       ===========  ===========

See notes to financial statements.

GOTTSCHALKS INC.

RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2000 AND 1999

Note 1 - The Plan and its significant accounting policies

General - The following description of the Gottschalks Inc. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1986 by Gottschalks Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan covers all full-time employees of the Company who have a minimum of one year of service with not less than 1,000 hours of service, are age 21 or older and not otherwise covered by a collective bargaining agreement, or a leased employee. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Administration - The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. A third-party administrator, appointed by the Committee, processes and maintains the records of participant data. The Company has contracted with The Charles Schwab Trust Company (Charles Schwab) to act as the trustee. All significant expenses incurred for administering the Plan are paid by the Company, except for loan fees, which are paid by the participants and an annual management trustee fee, which is paid by the Plan.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by Charles Schwab, and invested based solely upon instructions received from participants for participant directed funds. Participants could direct their employee contributions among any of the investment options. No assurance of actual fund performance can be given. Employer contributions to the Plan are non- participant directed and invested in the Gottschalks Inc. Common Stock Fund.

The Plan's investment in mutual funds and common stocks are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Fund options available to Plan participants during the years ended December 31, 2000, and 1999 are as follows:

Schwab Money Funds - Funds were invested in the retirement money fund, and the value advantage money fund, which are money market accounts.

Strategy Portfolio Funds - Funds were invested in five diversified strategy portfolios. These portfolios include various combinations of the following mutual funds: Strong Advantage Fund, Warburg Pincus Fixed Income Fund, Loomis Sayles Bond Fund, Federated High Yield Fund, PIMCO Foreign Fund, Schwab S & P 500 Fund, Sound Shore Fund, Managers Special Equity Fund, Davis Real Estate Fund and Janus Worldwide Fund. Effective July 3, 2000, the Scudder International Fund, the Mas Mid Cap Value Fund and the PIMCO High-Yield Fund were made available and replaced the Federated High Yield Fund, the Sound Shore Fund and the Davis Real Estate Fund. The allocation of investments within each of the portfolios varies among the funds to provide for different levels of risk.

Mutual Funds - Funds were invested directly in individual mutual funds including Strong Advantage Fund, Warburg Pincus Fixed Income Fund, Loomis Sayles Bond Fund, Schwab S & P 500 Fund, Sound Shore Fund, Managers Special Equity Fund and Janus Worldwide Fund. Effective July 3, 2000, the Scudder International Fund and the MAS Mid Cap Value Fund became an investment option to replace the Sound Shore Fund.

Gottschalks Inc. Common Stock Fund - Funds were invested primarily in common stock of Gottschalks Inc.

Reconciliation of financial statements to Form 5500 - The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated April 10, 1998. The Company believes that the Plan is operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Reclassifications - Certain reclassifications were made in the 1999 financial statements to conform with the 2000 presentation.

Risks and uncertainties - The Plan provides for various investment options in any combination of mutual funds, stocks, fixed income securities and other investment securities offered by the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Note 2 - Related party transactions

Certain Plan investments are in mutual funds managed by Charles Schwab. Charles Schwab is the trustee as defined by the Plan. Any purchases and sales of these funds are performed in the open market at fair market value and qualify as party-in-interest. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

Note 3 - Participation and benefits

Participant contributions - Participants may elect to have the Company contribute a percentage from 1% to 20% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in whole percentage increments.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company's contributions may be made in the form of cash or common stock of the Company. An employee must be employed on the last day of the Plan year and have made a contribution to the Plan. During 2000 and 1999, the Company made discretionary contributions on a quarterly basis of up to 3% of a participants' quarterly eligible compensation. The Company's actual contribution is reduced by available forfeitures, if any, during the Plan year. In 2000, the Company made matching contributions of approximately $1,070,000, which includes forfeitures of approximately $20,000. In 1999, the Company made matching contributions of approximately $555,000, which includes forfeitures of approximately $22,000.

Vesting - Participants are immediately vested in their contributions. Participants vest ratably and are fully vested in the employer's matching contributions allocated to their account after four years of credited service, after age 65, or because of disability or death.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company's contribution is based on participant contributions, as defined in the Plan.

Payment of benefits - Upon termination, the participant or beneficiary will receive their total benefits in a lump sum amount equal to the value of the participant's vested interest in his or her account. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow not less than $500 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the prime rate plus 1% and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is 15 years. The specific terms and conditions of such loans are established by the Plan administrator. Outstanding loans at December 31, 2000 carry interest rates which range from 8.18 % to 10.5%.

Note 4 - Investments

The following table includes the fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

	2000		1999
Cash	$98,041
Schwab Retirement Money Fund	17,944	*	$ 14,923	*
Schwab Value Advantage Money Fund	2,144,406		1,183,453
Gottschalks Inc. Common Stock Fund	937,190		1,424,762
Gottschalks Inc. Common Stock Fund	2,057,490	*	2,724,023	*
Janus World Wide Fund	2,142,880		3,074,382
Loomis Sayles Bond Fund	641,784		687,222
Manager's Special Equity Fund	2,072,068		1,572,553
Pimco Foreign Fund	733,182		645,931
Schwab Cap S&P Fund	6,585,087		5,431,116
Strong Advantage Fund	893,226		778,347
Warburg Pincus Fixed Income Fund	2,739,564		894,215
MAS Mid-Cap Value Portfolio	1,129,443
Pimco High-Yield Fund	386,670
Scudder International Fund	1,164,068
Davis Real Estate Fund			433,296
Federated High-Yield Trust			726,003
Sound Shore Fund			654,349
Participant loans	901,357		811,891
	$24,644,400		$21,056,466

* Nonparticipant-directed

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2000	1999
Strategy Portfolio Funds	($ 1,172,786)	$ 1,624,392
Mutual Funds	(706,698)	533,726
Gottschalks Inc. Common Stock Fund	(2,066,997)	(129,106)
	($ 3,946,481)	$ 2,029,012

Note 5 - Nonparticipant-directed investments

Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows for the years ended December 31:

	2000	1999
Net assets:	$2,075,434	$2,738,956

	Years ended December 31,
	2000	1999
Changes in net assets:
Contributions	$ 929,399	$ 519,795
Net depreciation	(1,377,749)	(86,794)
Benefits paid to participants	(215,172)	(286,859)
	($ 663,522)	$146,142

Note 6 - Party-in-interest transactions

Employer contributions are invested in common stock of the Company. In addition, as allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2000 and 1999 was as follows:

Date	Number of shares	Fair value	Cost
2000	725,983	$ 2,994,680	$ 5,676,260
1999	557,820	$ 4,148,786	$ 4,877,790

Note 7 - Plan termination and/or modification

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.